POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and six months ended June 30, 2018, the 2017 annual MD&A and the 2017 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 8, 2018 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross profit and gross margin; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s second quarter 2018 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

In the current quarter, the Corporation changed its performance measure of segment profit or loss to Contribution1 from Adjusted EBITDA2. This change was made as the Corporation determined that Contribution is the more appropriate measure of segment profit or loss and is now used by the Chief Operating Decision Maker (“CODM”) when reviewing segment results and making resource allocation decisions. The Corporation continues to report Adjusted EBITDA within the MD&A as the Corporation believes that this non-GAAP financial measure may be useful to investors and analysts in their evaluation of corporate performance and results.

_________________________
1 Contribution is an on-GAAP financial measure and is defined as Gross Profit for the relevant operating segment less direct adjusted operating expenses3.
2 Adjusted EBITDA is an on-GAAP financial measure and is defined as net income as presented in the consolidated statement of comprehensive income but excludes in cometaxes, depreciation, amortization, foreign exchange gains and losses and share-based compensation. Refer to the “Performance in dicators and Non-GAAP financial measures” section for definition and explanation.
3 Direct adjusted operating expenses is an on-GAAP measure and is defined as expenses which are directly attributable to each operating segment.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is the global leader in providing loyalty e-commerce solutions to the loyalty industry. Loyalty programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets for their parent companies. The Corporation does not compete directly with loyalty programs, but rather acts as a business partner by providing products and services that help make programs more valuable and engaging. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points branded basis.

The Corporation’s products and services are available to numerous loyalty program partners simultaneously through the Loyalty Commerce Platform (“LCP”), which is the backbone of Points’ product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easy access to the loyalty industry. The LCP offers a consistent interface for third party developers and loyalty programs that is self-serve capable, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and fraud services. With direct integrations into approximately 60 loyalty program partners and access to over 1 billion loyalty program members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

The Corporation is directly integrated with and provides e-commerce solutions to leading loyalty programs, including:

·	AF-KLM Flying Blue	·	Southwest Airlines Rapid Rewards
·	Alaska Airlines Mileage Plan	·	United Airlines MileagePlus
·	American Airlines AAdvantage	·	Virgin Atlantic Flying Club
·	ANA Mileage Club	·	Hilton Honors
·	British Airways Executive Club	·	Hyatt Gold Passport
·	Delta Air Lines SkyMiles	·	InterContinental Hotels Group
·	JetBlue TrueBlue	·	La Quinta Returns
·	LATAM Pass KMS	·	Starwood Preferred Guest
·	Lufthansa’s Miles & More	·	Chase Ultimate Rewards
·	Saudi Arabian Airlines Alfursan	·	Citi ThankYou
·	Etihad Guest	·	Velocity Frequent Flyer
·	Emirates Skywards	·	Copa Airlines ConnectMiles

The Corporation’s headquarters are located in Toronto, Canada and its shares are dual listed on the Toronto Stock Exchange as PTS and on the NASDAQ Capital Market as PCOM.

UNDERSTANDING OUR BUSINESS AND THE LOYALTY INDUSTRY

The Corporation has three operating segments which are organized based on how Management views business activities:

Loyalty Currency Retailing:
The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the Corporation’s buy, gift and accelerator products and transfer and reinstate services. These offerings provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves or as gifts to others, perform a transfer of loyalty currency to another member within the same loyalty program or reinstate previously expired loyalty currency.

The Corporation has direct partnerships with over 35 loyalty programs who leverage the Loyalty Currency Retailing services and the functionality offered by the LCP. Loyalty Currency Retailing services provide high margin revenue and profitability to Points’ loyalty programs while increasing member engagement by unlocking the value of loyalty currency in the members accounts.

Revenue in this segment is primarily derived through the online sale of loyalty currencies direct to loyalty program members at retail rates while purchasing points and miles at wholesale rates. The Corporation may take a principal role in the retailing of loyalty currencies. As part of this principal role, the Corporation may have a contractual obligation to fulfill a revenue guarantee to the loyalty program based on the terms of the contract between the Corporation and the loyalty program. Under a principal arrangement, the Corporation will assume credit and/or inventory risk in the form of the revenue guarantee to the loyalty program and will have a substantial level of responsibility with respect to marketing, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal Revenue in the Corporation’s consolidated financial statements. Alternatively, the Corporation may assume an agency role in the retailing and wholesaling of loyalty currencies, where it takes a less active role in the relationship and receives a commission on each transaction. Revenue earned under an agency role is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

Platform Partners:
The Corporation’s Platform Partners segment comprises a broad range of applications that are connected to and enabled by the functionality of the LCP. Loyalty programs, merchants and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels, including loyalty program, co-branded, and 3rd party channels.

Included in Platform Partners are multiple third party managed applications that are enabled by the LCP including the Points Loyalty Wallet, one of the Corporation’s newest services. Revenue in this segment is earned on a commission or set fee basis per transaction or from recurring monthly fixed fees and are predominantly included in Other Partner Revenue in the consolidated financial statements.

Points Travel:
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry and consists of the Corporation’s Points Travel product and its PointsHound product.

In 2014 the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency from 20 loyalty programs. Leveraging the PointsHound technology, the Corporation developed its Points Travel product, the first white-label travel hotel booking service specifically designed for loyalty programs. Points’ partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles per night for a hotel booking or redeem points/miles in whole or with cash for hotel stays and car rentals. To date, the Corporation has 9 loyalty program partners in market leveraging a combination of earn and redemption functionality for online hotel and car bookings.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers less the wholesale cost of hotel rooms or car rentals, cost of loyalty currencies delivered to the consumers and other directly related costs for online hotel and car rental bookings or redemptions. Revenue in this segment is recorded on the date of check-out for hotel bookings, and on the last day of rental for car bookings. This revenue is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

The Loyalty Industry
Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for companies that have developed and maintain these loyalty programs. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty program memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census Report, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In response to these market changes and customer dynamics, the Corporation has implemented a strategy to leverage its unique position in the global loyalty industry. By continuing to focus on innovation and enhance its LCP, the Corporation aims to advance its Loyalty Currency Retailing segment while also diversifying its revenue streams into areas that match its capabilities and strategy.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (unaudited)	30-June-18	30-June-17[4]	Variance $	Variance %
Consolidated
Revenue	$97,859	$85,807	12,052	14%
Gross profit[1]	13,701	11,161	2,540	23%
Gross margin[2]	14%	13%
Adjusted operating expenses[3]	9,179	8,145	1,034	13%
Adjusted EBITDA	4,649	3,086	1,563	51%
Total Expenses	95,490	84,750	10,740	13%
Net income	$1,812	$732	1,080	148%
Earnings per share
Basic	$0.12	$0.05	0.07	140%
Diluted	$0.12	$0.05	0.07	140%
Weighted average shares outstanding
Basic	14,410,539	14,869,374	(458,835)	(3%	)
Diluted	14,512,883	14,891,376	(378,493)	(3%	)
Total assets	115,763	99,892	15,871	16%
Total Liabilities	78,333	56,089	22,244	40%
Shareholders’ equity	37,430	43,803	(6,373)	(15%	)
Loyalty Currency Retailing
Revenue	95,506	83,735	11,771	14%
Gross profit[1]	11,508	9,222	2,286	25%
Direct adjusted operating expenses	3,366	2,703	663	25%
Contribution	8,142	6,519	1,623	25%
Platform Partners
Revenue	1,906	1,852	54	3%
Gross profit[1]	1,770	1,730	40	2%
Direct adjusted operating expenses	982	1,093	(111)	(10%	)
Contribution	788	637	151	24%
Points Travel
Revenue	447	220	227	103%
Gross profit[1]	423	209	214	102%
Direct adjusted operating expenses	1,389	991	398	40%
Contribution	(966)	(782)	(184)	(24%	)

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain) and Share-Based Compensation. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Results for the three months ended June 30, 2017 have been restated under IFRS 15.

	For the six months ended
(In thousands of US dollars, except share and per share amounts) (unaudited)	30-June-18	30-June-17[4]	Variance $	Variance %
Consolidated
Revenue	$186,969	$168,922	18,047	11%
Gross profit[1]	27,217	22,220	4,997	22%
Gross margin[2]	15%	13%
Adjusted operating expenses[3]	17,969	16,321	1,648	10%
Adjusted EBITDA	9,452	5,986	3,466	58%
Total Expenses	181,557	166,639	14,918	9%
Net income	$4,070	$1,584	2,486	157%
Earnings per share
Basic	$0.28	$0.11	0.17	155%
Diluted	$0.28	$0.11	0.17	155%
Weighted average shares outstanding
Basic	14,442,405	14,869,425	(427,020)	(3%	)
Diluted	14,518,621	14,881,471	(362,850)	(2%	)
Total assets	115,763	99,892	15,871	16%
Total Liabilities	78,333	56,089	22,244	40%
Shareholders’ equity	37,430	43,803	(6,373)	(15%	)
Loyalty Currency Retailing
Revenue	182,113	164,537	17,576	11%
Gross profit[1]	22,667	18,142	4,525	25%
Direct adjusted operating expenses	6,620	5,332	1,288	24%
Contribution	16,047	12,810	3,237	25%
Platform Partners
Revenue	3,943	3,962	(19)	(0%	)
Gross profit[1]	3,673	3,681	(8)	(0%	)
Direct adjusted operating expenses	1,997	2,466	(469)	(19%	)
Contribution	1,676	1,215	461	38%
Points Travel
Revenue	913	423	490	116%
Gross profit[1]	877	397	480	121%
Direct adjusted operating expenses	2,659	1,947	712	37%
Contribution	(1,782)	(1,550)	(232)	(15%	)

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain) and Share-Based Compensation. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Results for the six months ended June 30, 2017 have been restated under IFRS 15.

BUSINESS DEVELOPMENTS AND OUTLOOK

•	Total revenue increased 14% to $97,859 in Q2 2018 compared to $85,807 in Q2 2017. Year to date 2018 total revenue increased 11% to $186,969 compared to $168,922 in year to date 2017.
•	Gross profit increased $2,540 or 23% to $13,701 in Q2 2018 compared to $11,161 in Q2 2017. Year to date 2018 gross profit increased 22% to $27,217 compared to $22,220 in year to date 2017.
•

Adjusted EBITDA increased 51% to $4,649 in Q2 2018 compared to $3,086 in Q2 2017. Year to date 2018 adjusted EBITDA increased $3,466 or 58% to $9,452 compared to year to date 2017 adjusted EBITDA of $5,986.

•

Quarterly net income increased $1,080 or 148% to $1,812 in Q2 2018 compared to $732 in Q2 2017. Year to date 2018 net income increased $2,486 or 157% to $4,070 compared to $1,584 year to date 2017 net income.

Financial results for the quarter ended June 30, 2018 were strong, with the Corporation generating record quarterly revenue and gross profit, driven by the strength of the Corporation’s Loyalty Currency Retailing segment. In addition, the Corporation continued to add new partnerships across all three segments in the second quarter of 2018, building on the new business momentum from 2017.

Given the Corporation’s business momentum and strong performance in the first half of 2018, management remains confident regarding its previously provided full year expectation for year over year growth in gross profit of 10% and 20%. In addition, the Corporation now expects adjusted EBITDA to increase between 30% and 40% (previously 20% to 40%) compared to $13.2 million in 2017.

Loyalty Currency Retailing

Revenue for the Loyalty Currency Retailing segment increased $11,771 or 14%, to $95,506 for the quarter ended June 30, 2018, as compared to Q2 2017, primarily due to organic growth across both principal and agency partnerships. Gross profit increased $2,286 or 25% to $11,508 on year over year basis, which was primarily due to organic growth from existing partnerships and the impact of new partnerships and products added in 2017 and to date in 2018. Direct adjusted operating expenses in Q2 2018 increased 25% or $663 compared to Q2 2017, largely due to increased employment costs that were attributed to the segment. The segment continues to generate strong bottom line profitability, with contribution of $8,142 for the quarter ended June 30, 2018, an increase of 25% over Q2 2017.

The Corporation has continued to launch new loyalty program partnerships and products in this segment. In the second quarter of 2018, the Corporation announced and launched a new long-term partnership with Emirates Skywards, the loyalty program of Emirates Airline. This partnership gives Emirates Skywards members a new way to Buy, Gift, Transfer and Reinstate their Skyward Miles. Subsequent to the second quarter of 2018, the Corporation broadened its product offering with Emirates by extending the reach of its Buy functionality into the flight booking path. In addition, Points launched its new Extend product with Emirates, allowing members to extend the expiration date on existing, non-expired Skywards miles. Lastly, the Corporation expanded its product offering with LATAM Airlines in the second quarter of 2018, an existing partner within the Loyalty Currency Retailing segment. Points launched its Accelerator product with LATAM in the second quarter, enabling LATAM Pass members to receive specialty price offers to double or triple the number of miles earned from flights and other eligible accrual transactions.

Platform Partners

Platform Partners revenue of $1,906 for the quarter ended June 30, 2018 was relatively flat with the prior year quarter, increasing 3%. In line with revenue, gross profit for the segment increased 2% to $1,770, compared to $1,730 in Q2 2017. Direct adjusted operating expenses attributable to the segment decreased by $111, or 10% in Q2 2018 to $982, mainly due to lower employment costs attributable to this segment. Overall, the Platform Partners segment generated contribution of $788 in Q2 2018, an improvement of 24%, or $151 relative to Q2 2017.

Early in the second quarter, Points announced a new partnership with Drop Tank, a leading fuel loyalty technology company under which Points will power Marathon Petroleum Company LP’s new rewards program, MakeItCount. By leveraging Points’ LCP, MakeItCount members can now earn loyalty currency on fuel and featured non-fuel items, including points in Southwest Airlines Rapid Rewards and La Quinta Returns programs.

Points Travel

Revenue in the Points Travel segment for the quarter ended June 30, 2018 increased 103% to $447 compared to $220 for the similar period in 2017. Correspondingly, gross profit increased 102% to $423 in Q2 2018, compared to $209 in Q2 2017. Revenue and gross profit growth was reflective of increased transactions across existing Points Travel partners, as well as the impact of new partners added in 2017 and 2018. Transaction growth was driven by increased customer awareness and traffic to Points Travel sites associated with these new products, which are still in the early phases of their growth trajectories. During the second quarter of 2018, one of the Corporation’s largest loyalty program partners in this segment temporarily shut down their Points Travel site at the end of May resulting from operational issues with one of their third party providers relating the new General Data Protection Regulations (“GDPR”). This shut down was entirely out of the Corporation’s control. The Points Travel site was brought back online after the second quarter at the beginning of August 2018. This adversely impacted revenue and gross profit for this segment in the second quarter of 2018 and is expected to have a negative impact on segmented revenue and gross profit in the third quarter of 2018.

Direct adjusted operating expenses for the quarter ended June 30, 2018 increased $398 or 40%, largely due to increased operational costs and increased resourcing relative to the prior year period. As a result, a contribution loss of $966 was generated in the segment in Q2 2018 compared to a contribution loss of $782 in Q2 2017.

To date in 2018, the Corporation focused on adding new loyalty programs to its suite of Points Travel services and expanding its hotel distribution offering on its Points Travel sites. In the second quarter of 2018, the Corporation announced and launched a new partnership with the Singapore Airlines KrisFlyer frequent flyer program. KrisFlyer members are now able to redeem their miles for hotel and car bookings across the globe. In addition, the Corporation launched a new partnership with Air Europa’s SUMA loyalty program in May of 2018, enabling SUMA members the ability to earn and redeem miles when booking hotels. Subsequent to Q2 2018, the Corporation has launched Hotel and Car Earn to Etihad’s loyalty program, expanding on the previous Hotel and Car Burn offering.

In addition to adding new loyalty program partners, the Corporation announced a new hotel distribution partnership with the Priceline Partner Network in the second quarter of 2018. With this new partnership, Points has increased its wholesale access to a broader range of hotels around the world, strengthening its competitive position in the marketplace.

KEY CHANGES IN FINANCIAL RESULTS COMPARED TO 2017

REVENUE, GROSS PROFIT AND GROSS MARGIN

The Corporation generated consolidated revenue of $97,859 for the three months ended June 30, 2018, an increase of $12,052 or 14% over the second quarter of 2017. Consolidated revenues for the six month period ended June 30, 2018 were $186,969, an increase of $18,047 or 11% over the six month period ended June 30, 2017. The increase in consolidated revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment, which saw strong consumer response to promotional activities during the quarter with specific partners. Organic revenue growth across all segments in the second quarter, which is defined as the growth in existing partnerships and products that have been in market for at least one year, was approximately 12%.

Consolidated gross profit for the second quarter of 2018 was $13,701, an increase of $2,540 or 23% from the second quarter of 2017. Consolidated gross profit for the six month period ended June 30, 2018 was $27,217, an increase of $4,997 or 22% over the six month period ended June 30, 2017. The majority of the year over year growth was generated in the Loyalty Currency Retailing segment, resulting from organic growth from existing partners and products and the impact of new partners and products launched in 2017 and to date in 2018. The Corporation also generated increased gross profit in the Points Travel segment in the six month period ended June 30, 2018, increasing $480 or 121%. Gross profit from the Platform Partners segment was $3,673 in the six month period ended June 30, 2018, relatively flat with the prior year period.

Gross margin for the second quarter of 2018 was 14% compared to 13% in the same period in 2017. The increase was primarily due to the relative mix of partner and product revenue in the Loyalty Currency Retailing segment and increased gross profit in the Points Travel segment. Gross margin for the six month period ended June 30, 2018 increased to 15% versus 13% in the prior year period, also due to the relative mix of partner and product revenue.

Total Expenses and Adjusted Operating Expenses

The Corporation incurred consolidated total expenses, as disclosed in the condensed consolidated interim financial statements, of $95,490 for the second quarter of 2018, an increase of $10,740 or 13% over the comparable prior year period. For the six month period ended June 30, 2018, the Corporation incurred total expenses of $181,557, an increase of $14,918 or 9% over the comparable 6 month period in 2017. The majority of this increase was driven by higher direct costs of principal revenue, in line with the increase in principal revenue.

The Corporation incurred consolidated adjusted operating expenses of $9,179 in the second quarter of 2018, an increase of $1,034 or 13% compared to the second quarter of 2017. For the 6 month period ended June 30, 2018, consolidated adjusted operating expenses were $17,969, an increase of $1,648 or 10% over the comparable 6 month period in 2017. The increases were primarily due to increased employment expenses across all three segments resulting from increased resourcing levels, and to a lesser extent, increased professional fees.

Net Income and Adjusted EBITDA

The Corporation generated consolidated net income, of $1,812 for the second quarter of 2018, an increase of $1,080 or 148% compared to the prior year quarter.

The Corporation generated consolidated Adjusted EBITDA of $4,649 during the second quarter of 2018, an increase of $1,563 or 51% compared to the second quarter in 2017, primarily due the growth in gross profit outpacing the growth in adjusted operating expenses.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses the Corporation’s consolidated net income and other expenses that do not form part of the discussion above.

	For the three months ended

(In thousands of US dollars) (unaudited)	June 30, 2018	June 30, 2017	Variance $	Variance %

Adjusted EBITDA	$4,649	$3,086	1,563	51%
Deduct (add):
Share-based compensation	1,168	1,063	105	10%
Depreciation and amortization	900	998	(98)	(10%	)
Foreign exchange loss (gain)	85	(102)	187	183%
Income tax expense	684	395	289	73%
Net income	$1,812	$732	1,080	148%

	For the six months ended

(In thousands of US dollars) (unaudited)	June 30, 2018	June 30, 2017	Variance $	Variance %

Adjusted EBITDA	$9,452	$5,986	3,466	58%
Deduct (add):
Share-based compensation	2,143	1,736	407	23%
Depreciation and amortization	1,766	1,988	(222)	(11%	)
Foreign exchange loss (gain)	(73)	(108)	35	(32%	)
Income tax expense	1,546	786	760	97%
Net income	$4,070	$1,584	2,486	157%

Share-based compensation

The Corporation incurs certain employment related expenses that are settled in equity-based instruments. During the second quarter of 2018, share-based compensation expense was $1,168, an increase of $105 or 10% over the same period in 2017. For the six month period ended June 30, 2018, share-based compensation was $2,143, an increase of $407 or 23% over the comparable year period. The increase in share-based compensation expense reflects a higher number of restricted share units granted during the period due to annual grants of RSUs and higher resourcing levels relative to the current year.

Depreciation and amortization

Depreciation and amortization expense in the second quarter of 2018 decreased $98, or 10% to $900, from the second quarter of 2017. Depreciation and amortization for the six month period ended June 30, 2018 was $1,766, a decrease of $222 or 11% from the comparable year period. The decrease from the prior year periods was due to certain intangible assets becoming fully amortized during the year ended 2017, resulting in less amortization in the current periods.

Foreign exchange loss (gain)

The Corporation is exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than its functional currency, the US dollar. FX gains and losses arise from the translation of the Corporation’s balance sheet, revenue and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated at the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the condensed consolidated interim statement of comprehensive income for the period.

The majority of the Corporation’s revenues in the second quarter of 2018 were transacted in US dollars, and to a lesser extent, the EURO. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Adjusted operating expenses are incurred predominantly in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to approximately one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended June 30, 2018, the Corporation reclassified a gain of $110, net of tax, from other comprehensive income into net income (2017 - reclassified loss of $96, net of tax, from other comprehensive loss into net income). For the six month period ended June 30, 2018, the Corporation reclassified a gain of $236, net of tax, from other comprehensive income into net income (2017 - reclassified loss of $44, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the three months ended June 30, 2018. Realized gains from the Corporation’s hedging activities, in 2018, were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

For the quarter ended June 30, 2018, the Corporation recorded a foreign exchange loss of $85 compared with a foreign exchange gain of $102 in the second quarter of 2017. For the six month period ended June 30, 2018, the Corporation recorded a foreign exchange gain of $73, which was a decrease of $35 or 32% as compared to the comparable period in 2017. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

The Corporation is subject to income tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $684 for the quarter ended June 30, 2018 compared to $395 in the prior year quarter. The year to date income tax expense for the period ended June 30, 2018 was $1,546 as compared to $786 in the period ended June 30, 2017. This increase is mainly due to the higher net income recognized by the Corporation in the three and six month period to June 30, 2018, as compared to the prior three and six month period.

Net income and earnings per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)
(unaudited)	June 30, 2018	June 30, 2017	$ Variance	% Variance
Net income	$1,812	$732	1,080	148%
Earnings per share
Basic	$0.12	$0.05	0.07	140%
Diluted	$0.12	$0.05	0.07	140%

	For the six months ended
(In thousands of US dollars,
except per share amounts)
(unaudited)	June 30, 2018	June 30, 2017	$ Variance	% Variance
Net income	$4,070	$1,584	2,486	157%
Earnings per share
Basic	$0.28	$0.11	0.17	155%
Diluted	$0.28	$0.11	0.17	155%

The Corporation reported net income of $1,812 for the quarter ended June 30, 2018 compared with net income of $732 for the quarter ended June 30, 2017. For the six months ended June 30, 2018, the Corporation reported net income of $4,070 compared to $1,584 in the prior year period. This increase was largely due to the increase in gross profit in the current period.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,410,539 common shares for the quarter ended June 30, 2018, compared with 14,869,374 common shares for the quarter ended June 30, 2017. The Corporation reported basic earnings per share and diluted earnings per share of $0.12 for the second quarter of 2018 compared to $0.05 basic earnings per share and diluted earnings per share for the second quarter of 2017.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	June 30,	December 31,	$	%
(In thousands of US dollars)(unaudited)	2018	2017	Variance	Variance
Cash and cash equivalents	$70,517	$63,514	7,003	11%
Restricted cash	500	500	-	-
Funds receivable from payment processors	7,588	15,229	(7,641)	(50%	)
Total funds available	$78,605	$79,243	(638)	(1%	)

Total current assets	$85,907	$89,404	(3,497)	(4%	)
Total current liabilities	77,887	75,660	2,227	3%
Working Capital[1]	$8,020	$13,744	(5,724)	(42%	)

1 Working Capital is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2018, the Corporation continues to remain debt free with total funds available of $78,605. The Corporation’s working capital was $8,020 at June 30, 2018 compared to working capital of $13,744 as at December 31, 2017. The decrease in working capital for the period ended June 30, 2018 was due to the completion of the NCIB purchases in the current quarter for a total cash outlay of $4,357. In addition, the Corporation paid the statutory withholding taxes on the RSU settlements in the quarter in cash, for a total cash outlay of $2,536. These large cash payments were partially offset through the Corporation’s normal course operations. Consistent with the prior years, working capital continues to be positive.

As at June 30, 2018, the following two credit facilities are available through the Corporation’s principal banker until May 31, 2019. The first facility is a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate. The second facility is a term loan facility of $5,000 to be used solely for the purpose of financing the cash consideration relating to acquisitions made by the Corporation, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate. There have been no borrowings to date under these facilities.

Sources and Uses of Cash
	For the three months ended

(In thousands of US
dollars) (unaudited)	June 30, 2018	June 30, 2017	$ Variance	% Variance
Operating activities	$6,234	$(520)	6,754	1,299%
Investing activities	(650)	(866)	216	25%
Financing activities	(6,694)	(196)	(6,498)	(3,315%	)
Effects of exchange rates	851	(540)	1,391	258%
Change in cash and cash equivalents	$(259)	$(2,122)	1,863	88%

	For the six months ended

(In thousands of US
dollars) (unaudited)	June 30, 2018	June 30, 2017	$ Variance	% Variance
Operating activities	$18,775	$(3,576)	22,351	625%
Investing activities	(1,261)	(1,429)	168	12%
Financing activities	(10,942)	(266)	(10,676)	(4,014%	)
Effects of exchange rates	431	(709)	1,140	161%
Change in cash and cash equivalents	$7,003	$(5,980)	12,983	217%

Operating Activities

Cash flows from operating activities, which increased in the quarter ended June 30, 2018 compared to the prior year quarter, are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In the second quarter of 2018, the Corporation experienced an increase in cash flows from operating activities compared to the prior year quarter primarily due to increased revenue, the timing of payments to loyalty program partners, and the timing of receipts from the Corporation’s payment processors.

Investing Activities

Cash used in investing activities during the second quarter of 2018 included cash used for internally developed intangible assets and the purchase of property and equipment. Development efforts in the six-month period ended June 30, 2018 included developing new integration capabilities of the LCP and the advancement of the Platform Partners segment.

Financing Activities

Cash flows used in financing activities during the second quarter of 2018 were primarily related to the purchase and cancellation of shares under the Corporation’s NCIB in the amount of $4,357 and additional cash outlays to acquire shares held in trust for the future settlement of RSUs.

Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$8,734	$2,097		$1,914	$1,862	$1,816	$1,045
Principal revenue(2)	207,591	60,550		141,808	5,233	-	-
	$216,325	$62,647		$143,722	$7,095	$1,816	$1,045

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded an asset within Other Assets on the Balance Sheet of $2,627 due to reward currencies acquired as a result of a revenue guarantee shortfall in prior years.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	June 30,	December 31,
(In thousands of US dollars) (unaudited)	2018	2017
Cash and cash equivalents	$70,517	$63,514
Restricted cash	500	500
Funds receivable from payment processors	7,588	15,229
Accounts receivable	5,379	7,741
Prepaid expenses and other assets	1,923	2,420
Total current assets	$85,907	$89,404
Property and equipment	2,398	2,128
Intangible assets	14,490	15,265
Goodwill	7,130	7,130
Deferred tax assets	3,211	2,557
Other assets	2,627	2,661
Total non-current assets	$29,856	$29,741

Accounts payable and accrued liabilities	$7,266	$7,998
Income taxes payable	988	695
Payable to loyalty program partners	68,189	65,567
Current portion of other liabilities	1,444	1,400
Total current liabilities	$77,887	$75,660
Other liabilities	446	538
Total non-current liabilities	$446	$538
Total shareholders’ equity	$37,430	$42,947

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $7,003 in the second quarter of 2018 compared to the end of 2017. The increase in cash and cash equivalents was due to changes in working capital balances, which was partially offset by cash outflows related to increased investment in property and equipment and intangible assets, corporate income tax payments and purchases of shares held in trust and under the NCIB.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $7,641 compared to the end of 2017, which is attributable to the timing of promotional activities at the end of the quarter in Q4 2017. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period when the receivable balances have not been settled in cash by payment processors.

Accounts receivable

The Corporation’s accounts receivable balance decreased $2,362 compared to the end of 2017 primarily due to timing of payments received, with lower outstanding balances as at June 30, 2018. The Corporation is confident that the full amount of the outstanding accounts receivable balance will be collected.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance decreased $732 compared to the end of 2017, primarily due to the payment of the Corporation’s annual employee incentives in the first quarter of 2018.

Income taxes payable

The Corporation’s income taxes payable increased $293 compared to the end of 2017 due to the increase in income taxes driven by the increase in revenues and operating income.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners increased $2,622 compared to the end of 2017, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

Cash from Exercise of Options

In Q2 2018, there were 192,861 options exercised for a total of 74,966 common shares. The total proceeds received by the Corporation through these exercises was $351.

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 105,070 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 8, 2018 (exercise price in CAD$).

Security Type	Month of Expiry	Number	Exercise Price
Option	March 17, 2019	105,070	30.84
Total		105,070

OUTSTANDING SHARE DATA

As of August 8, 2018, the Corporation has 14,217,987 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 420,115 common shares. The options have exercise prices ranging from $9.89 to $30.84 with a weighted average exercise price of $16.82. The expiration dates of the options range up to August 22, 2021.

The following table lists the common shares issued and outstanding as at August 8, 2018 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,217,987
Convertible Securities: Share options	420,115	CAD$ 7,078,938
Common Shares Issued & Potentially Issuable	14,638,102	CAD$ 7,078,938
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	1,109,745

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue[1]	Net income	per share	per share
June 30, 2018	$97,859	$1,812	$0.12	$0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,131	1,191	0.08	0.08
September 30, 2017	91,590	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05
March 31, 2017	83,115	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	961	0.05	0.06

1 2017 revenues have been restated to reflect the impacts of IFRS 15. Revenues prior to the year ended 2017 were not restated by the Corporation.

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. The Corporation’s revenues are primarily impacted by retaining and growing existing partnerships and products in markets, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members. In the absence of any new partner or products launched during a period, quarterly revenues will be primarily impacted by the Corporation’s ability to grow existing partnerships through marketing and promotional activity carried out with loyalty program members, which will vary quarter over quarter. In addition, revenues can be impacted by external factors such as growth in the overall loyalty industry and growth in the Corporation’s loyalty program partners member bases.

Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition, the Corporation has been able to grow revenues with existing partnerships year over year as it improves its direct marketing and data analytics capabilities and enhances the functionality of the LCP and associated products. Revenue growth has also come from the ability to sell additional loyalty products and services to existing partners.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2017. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

In the current quarter, the Corporation has adopted the following new standards and amendments to existing standards

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Corporation adopted the new standard and its amendments using the full retrospective transition method. As a result, all comparative information in these financial statements has been restated. The accounting policies set out in note 3(b) in the Corporation’s June 30, 2018 condensed consolidated interim financial statements, have been applied in preparing the condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2018, and the comparative information presented in these condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2017.

The application of IFRS 15 did not result in adjustments to the statement of financial position at January 1, 2017 or December 31, 2017, nor did it impact cash flow totals from operating, investing or financing activities. Certain adjustments were identified with respect to the classification and presentation of revenue and expenses which are summarized below:

Certain revenues previously classified as net are recognized as gross under IFRS 15. In determining whether the Corporation acts as a principal or an agent for each respective product and business line, the Corporation identified the specified good or service in the contract and then evaluated whether the Corporation controls that good or service before it is transferred to the customer. Factors considered in making the determination include whether the Corporation is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk and/or has discretion in establishing the prices for the specified goods and services provided. Through this analysis, Management has concluded that:

•

The Corporation acts as principal for certain buy/gift transactions relating to loyalty partners where it was determined that the Corporation obtains control of the loyalty currency. The Corporation also acts as a principal in the delivery of certain services, including transfer, reinstate, hosting and website development services provided to loyalty partners.

•

The Corporation acts as an agent for certain buy/gift transactions relating to loyalty partners where it was determined that the Corporation does not obtain control of the underlying loyalty currency. In addition, the Corporation acts as an agent for all of the Platform Partners offerings along with the Points travel products.

Under IFRS 15, the Corporation reclassified interest earned on funds held as part of the sales process that does not represent revenue from contracts with customers to a separate line item called Finance Income. This amount will remain a part of the Corporation’s Adjusted EBITDA calculation.

Under IFRS 15, the Corporation has reclassified losses arising on certain Points Travel promotional offers, from marketing expenses to revenue. The reclassified amount represents the transaction price that the Corporation is entitled to in exchange for the services provided.

•	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 supersedes IAS 39 Financial Instruments Recognition and Measurement. The standard sets out revised guidance for classifying and measuring financial instruments, introduced a new expected credit loss model for calculating impairment of financial assets and includes new guidance for the application of hedge accounting. The standard also requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. The Corporation has adopted IFRS 9 on a retrospective basis without restating comparative periods as it was not possible to do so without the use of hindsight.

The standard does not have an impact on the Corporation’s results and may allow for simplified effectiveness testing going forward. The Corporation has determined that there is no effect on the current or prior year financial statements with regards to the adoption of IFRS 9. Please refer to note 3(c) in the Corporation’s June 30, 2018 condensed consolidated interim financial statements, for the Corporation’s revised financial instrument policy.

The Corporation also adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based Payment; and
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•	IFRS 16, Leases (effective January 1, 2019).

This new standard is described in detail in the Corporation’s 2017 audited consolidated financial statements. The Corporation continues to assess the impact of this standard on its consolidated financial statements and the Corporation is progressing with its implementation of this standard.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

REVENUE, DIRECT COSTS OF REVENUE AND GROSS PROFIT

The Corporation’s revenue is primarily generated by transacting points and/or miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature. The Corporation also earns Other Partner Revenue through commissions, per transaction charges, and recurring fixed fees from the products and services it provides through its Platform Partners segment and commission for online bookings or redemptions of hotel accommodations or car rentals through its Points Travel segment.

Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

Revenue and gross profit growth is dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

Reconciliation of Revenue to Gross Profit

	For the three months ended		For the six months ended

(In thousands of US dollars)
(unaudited)	June 30, 2018	June 30, 2017[1]	June 30, 2018	June 30, 2017[1]

Revenue	$97,859	$85,807	$186,969	$168,922
Less:
Direct cost of principal revenue	84,158	74,646	159,752	146,702
Gross profit	$13,701	$11,161	$27,217	$22,220

1 Results for the three and six months ended June 30, 2017 have been restated under IFRS 15.

ADJUSTED OPERATING EXPENSES

Adjusted operating expenses is a non–GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash based expenditures. The closest GAAP measure is Total Expenses in the consolidated financial statements and the reconciliation from Total Expenses to Adjusted Operating Expenses is shown below.

Reconciliation of Total Expenses to Adjusted Operating Expenses

	For the three months ended		For the six months ended

(In thousands of US	June 30,	June 30,	June 30,	June 30,
dollars)(unaudited)	2018	2017	2018	2017
Total Expenses	$95,490	$84,750	$181,557	$166,639
Subtract (add):
Direct cost of principal revenue	84,158	74,646	159,752	146,702
Depreciation and amortization	900	998	1,766	1,988
Foreign exchange loss (gain)	85	(102)	(73)	(108)
Share-based compensation	1,168	1,063	2,143	1,736
Adjusted Operating Expenses	$9,179	$8,145	$17,969	$16,321

DIRECT AND INDIRECT ADJUSTED OPERATING EXPENSES

Adjusted operating expenses are allocated to either direct adjusted operating expenses or indirect adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure,.

	For the three months ended		For the six months ended

(In thousands of US	June 30,	June 30,	June 30,	June 30,
dollars)(unaudited)	2018	2017	2018	2017
Adjusted Operating Expenses	$9,179	$8,145	$17,969	$16,321
Less:
Indirect Adjusted Operating Expenses	3,442	3,358	6,693	6,576
Direct Adjusted Operating Expenses	$5,737	$4,787	$11,276	$9,745

CONTRIBUTION

Contribution is a non-GAAP financial measure which is defined as gross profit less direct operating expenses. Management believes that contribution is a key measure of the performance of the Corporation’s segments as this metric excludes all indirect adjusted operating expenses that are shared by the three operating segments. The presentation of contribution is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

Reconciliation of Gross Profit to Contribution

	For the three months ended			For the six months ended

(In thousands of US dollars)	June 30,		June 30,	June 30,	June 30,
(unaudited)	2018		2017[1]	2018	2017[1]
		$
Gross profit	$13,701		11,161	$27,217	22,220
Less:
Direct adjusted operating expenses	5,737		4,787	11,276	9,745
Contribution	$7,964		$6,374	$15,941	12,475

1 Results for the three and six months ended June 30, 2017 have been restated under IFRS 15.

ADJUSTED EBITDA

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, share-based compensation, impairment charges and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three		For the six
	months ended		months ended

(In thousands of US dollars)
(unaudited)	June 30, 2018	June 30, 2017	June 30, 2018		June 30, 2017
				$
Net income	$1,812	$732	$4,070		1,584
Income tax expense	684	395	1,546		786
Depreciation and amortization	900	998	1,766		1,988
Foreign exchange loss (gain)	85	(102)	(73)		(108)
Equity-settled share-based payment expense	1,168	1,063	2,143		1,736
Adjusted EBITDA	$4,649	$3,086	$9,452		$5,986

Adjusted EBITDA by Segment

	For the three		For the six
	months ended		months ended

(In thousands of US dollars)
(unaudited)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Loyalty Currency Retailing	$6,704	$4,984	$13,231	$9,780
Platform Partners	(374)	(430)	(639)	(929)
Points Travel	(1,681)	(1,468)	(3,140)	(2,865)
Adjusted EBITDA	$4,649	$3,086	$9,452	$5,986

WORKING CAPITAL

Management defines Working Capital as total current assets less total current liabilities. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Working Capital’ therefore it may not be comparable to similar measures presented by other issuers.